May 27, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited
Draft Registration Statement on Form F-1
Submitted April 28, 2015
CIK No. 0001633438

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated May 18, 2015 regarding the above-referenced confidential Draft Registration Statement on Form F-1 (CIK No. 0001633438) submitted to the Commission on April 28, 2015 which amended the first submission on March 6, 2015 (the “Draft Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter a revised confidential submission (“Submission #3”) of the Draft Registration Statement on Form F-1 that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Submission #3. Page references in the text of this response letter correspond to page numbers in Submission #3. References to “we,” “our” or “us” mean the Company.

Response to Staff Comments

Selected Consolidated Financial Data, page 56

1.

We note your response to comment 13 and your revised disclosures in footnote (7) on pages 15 and 58 which indicates that pro forma net loss per share attributable to the AZI equity shareholders for the fiscal year ended March 31, 2014 and the six months ended September 30, 2014 has been calculated as if the compulsory preferred shares and the compulsory convertible debentures had been converted into equity shares at the beginning of the respective period or when issued, if later. Please revise to calculate pro forma net loss per share as if the compulsory preferred shares and the compulsory convertible debentures had been converted at the beginning of the earliest period presented, April 1, 2013, for both the fiscal year ended March 31, 2014 and the six months ended September 30, 2014, or when the compulsory preferred shares and the compulsory convertible debentures were issued, if later.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 58-59 of Submission #3 to indicate that the pro forma calculation will be done as if the compulsory preferred shares and the compulsory convertible debentures had been converted into equity shares at the beginning of the earliest period presented, April 1, 2013, or when the compulsory preferred shares and the compulsory convertible debentures were issued, if later. The Company supplementally notes that this calculation will be based on a conversion ratio assuming an initial public offering at the midpoint of the price range, which will be set forth on the cover of the prospectus at a later date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 64

2.	We note your response to our comment 15, but find that your response does not satisfy the requirements of Item 5.D of Form 20-F. Please expand upon your disclosure and discuss all known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65, 67-68 and 74 of Submission #3 to address the Staff’s comment.

Operating Metrics, page 65

3.	We note your response to comment 17. Please expand your disclosure to provide the names and locations of the projects for which you have won bids to narrow your MW goal gap.

The Company acknowledges the Staff’s comment and has updated the project descriptions from December 31, 2014 to May 25, 2015 to include new projects on pages 103 and 105-106 of Submission #3. Furthermore, the Company plans to update the key metrics and the operating metrics on pages 64-65 from March 31, 2014 to March 31, 2015 once it has updated the Company financial statements.

Business

Overview, page 98

4.	We note your response to comment 28. However, please elaborate on how these activities were “instrumental” to the government’s creation of an auction process.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 99 of Submission #3 to address the Staff’s comment.

Project Development, page 110

5.	We note your response to comment 30, but we re-issue the comment in part. Please describe the sources of the materials for your projects. Refer to Item 4.B.4 of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 of Submission #3 to address the Staff’s comment.

Government Regulations, page 115

6.	We note your response to comment 31, but we re-issue the comment in part. Please describe the material effects of The National Electricity Policy, 2005, The National Tariff Policy, 2006, the Central Electricity Regulatory Commission Regulations, 2012, the Renewable Purchase Obligations, and the various state regulations on your business.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 116-118 of Submission #3 to address the Staff’s comment.

Financial Statements for the Year Ended March 31, 2014 and 2013

Note 2. Summary of significant accounting policies

q) Revenue recognition, page F-14

7.	We note your response to comment 40. For your PPA which includes a scheduled price change or step-down, please walk us through your analysis of how you determined that it did not include a lease. Please provide a detailed explanation based on the contractual terms applicable to that PPA and how such contractual terms either do or do not meet the criteria in ASC 840-10-15-6 to qualify as a lease. Please also tell us the authoritative guidance you follow in accounting for this arrangement and quantify the amount of revenue recognized under this PPA for the periods presented.

The Company respectfully submits that as of September 30, 2014, a scheduled price change was applicable in only one PPA, which related to the Gujarat 1 (10MW) Project.

As shown below, the Company evaluated the contractual terms of the PPA using the criteria in ASC 840-10-15-6 to determine whether the PPA qualifies as a lease:

1.	Whether or not the purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the same in a manner it desires while obtaining or controlling more than a minor amount of the output or other utility of such assets.

Based on the contractual terms, the Company concluded that the purchaser does not have the ability or right to operate the property, plant, or equipment. The purchaser does not have the ability to hire, fire, or replace the Company as the property’s operator nor does the purchaser have the ability to specify significant operating policies and procedures in the arrangement. The ability to change such policies and procedures rests solely with the Company. The PPA involves the use of property, plant and equipment, but it does not convey to the purchaser the right to use such assets as it sees fit.

2.	Whether or not the purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of such assets.

The PPA does not grant the purchaser the ability or right to control physical access to the underlying property, plant, or equipment. Such access is restricted to the Company.

3.	Whether or not the facts and circumstances indicate that it is likely that one or more parties other than the purchaser will take more than a minor amount of the output that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price per unit of output that the purchaser will pay is neither contractually fixed nor equal to the current market price as of the time of delivery of the output.

The purchaser is contractually committed to pay the Company only upon obtaining the output from the property, plant, or equipment. The price paid by the purchaser is contractually fixed at Rs. 15 per kilowatt hour for the first 12 years and Rs. 5 per kilowatt hours for the remaining 13 years of the PPA. The differential pricing does not represent a variance per unit based on underlying costs or volumes.

The Company respectfully submits that based on this analysis, it concluded that this PPA represents services and is not a lease. Therefore, this PPA should be accounted for as a service agreement.

The Company followed the authoritative guidance outlined in ASC 980-605-25-11 in accounting for this arrangement which states that “for a power sales contract that contains scheduled price changes a nonutility generator shall recognize as revenue the lesser of the following:

a.	The amount billable under the contract

b.	An amount determined by the kilowatt hours made available during the period multiplied by the estimated average revenue per kilowatt hour over the term of the contract.”

Revenue on this PPA is being recognized on a straight-line basis by applying the average rate per kilowatt hour to the estimated energy output over the 25 year term of the PPA. The Company compares the actual power supplied to the estimate of power output on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the power output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date.

For the years ended March 31, 2014 and 2013 and the six months ended September 30, 2014 and 2013, the amount of revenue recognized under this PPA totaled Rs. 165,460,672, Rs. 170,091,524, Rs. 82,094,249, and Rs. 74,334,575, respectively.

Note 10. Long term debt, page F-20

8.	We note your response to comment 36. Please disclose the most significant restrictions on the payment of dividends associated with your debt agreements, including their sources and pertinent provisions. In this regard, please disclose the nature of any material debt covenants associated with your outstanding debt, including events that would cause a default and financial ratios you must meet in order to pay dividends. Please also disclose the amount(s) of any caps on the amount of dividends that may be paid to you by some of your project subsidiaries. Please confirm to us, if true, that restricted net assets of consolidated and unconsolidated subsidiaries and the parent company’s equity in the undistributed earnings of 50 percent or less owned persons do not exceed 25 percent of your consolidated net assets at either March 31, 2014 or September 30, 2014. Please refer to Rule 4-08(e) of Regulation S-X. If you believe no additional disclosure is required, please tell us why in your response.

AZI’s debt agreements contain restrictions on the payment of dividends. These restrictions prohibit payment of dividends to AZI’s shareholders if AZI defaults in the payment of principal, interest or other amounts due to the lenders under its loan agreements. In addition, AZI may not pay dividends out of restricted cash, whose definition is as set forth in Note 2(f) on page F-10 of the Company’s financial statements.

Under the terms of the loan agreements entered into by the Company’s project subsidiaries, the project subsidiaries are restricted from paying dividends to AZI if they default in payment of their principal, interest and other amounts due to the lenders under their respective loan agreements. AZI’s project subsidiaries also may not pay dividends to AZI out of restricted cash. In addition, the Company’s project subsidiaries are restricted from paying dividends to AZI until their respective projects commence operations.

The loan agreements entered into by AZI’s project subsidiaries also contain covenants that, among other things, restrict payment of dividends if the project subsidiaries are not in compliance with such covenants. Depending on the respective loan agreement, these covenants may include all or some of the following restrictions: (i) maintenance of a debt service coverage ratio ranging from 1.25 to 1.30; (ii) maintenance of an indebtedness to tangible net worth ratio ranging from 2.0 to 6.0; (iii) maintenance of a debt to equity ratio ranging from 66:33 to 75:25; (iv) maintenance of restricted cash equal to six months of the respective subsidiary’s principal amount and interest due under its loan; and (v) maintenance of at least two months of working capital requirements. In addition to restricting payment of dividends, breach of these covenants may also trigger accelerating repayment of principal, interest and other amounts due to the lenders. Lastly, certain limited number of loan agreements contain cross default provisions where breach of covenants in a loan agreements also triggers a default in another loan agreement.

Payment of dividends by an Indian company is also regulated by the Indian Companies Act, 2013 as disclosed in more detail under “Dividends and Dividend Policy” on pages 50-51 of Submission #3.

Other than the restrictions discussed above, there are no caps on the amount of dividends that may be paid to AZI by its project subsidiaries or paid by AZI to its shareholders.

The Company supplementally informs the Staff that restricted net assets of the consolidated and unconsolidated subsidiaries and AZI’s equity in undistributed earnings of 50 percent or less owned entities exceed 25 percent of the consolidated net assets of AZI for all periods presented, principally due to the consolidated shareholders’ deficit as of such periods. However, the Company advises the Staff that it evaluated and performed the analysis under Rule 4-08(e) of Regulation S-X assuming the conversion of AZI’s compulsorily convertible debentures and compulsorily convertible preferred stock into the equity shares of AZI as if it had occurred on relevant testing dates, because the conversion of such securities will be triggered as the result of the initial public offering (with respect to the compulsorily convertible debentures and compulsorily convertible preferred stock, the conversion will take place prior to the consummation of the initial public offering, or in the case of one holder of compulsorily convertible debentures, the conversion will take place on the expiration of the lock-up period). The conversion of AZI’s compulsorily convertible debentures and compulsorily convertible preferred stock into the equity shares of AZI results in consolidated net assets of AZI increasing, such that the restricted net assets of the consolidated and unconsolidated subsidiaries and AZI’s equity in undistributed earnings of 50 percent or less owned entities do not exceed 25 percent of such consolidated net assets. Based on the Company’s current estimates, this would also be the case as of March 31, 2015, after giving effect to the conversion of compulsorily convertible debentures and compulsorily convertible preferred stock as of such date. As of the relevant testing dates, the Company believes that the conversion of these securities into equity shares better reflects its post initial public offering capital structure and is therefore a more appropriate manner in which to evaluate the percentage of restricted net assets. Accordingly, the Company believes that the disclosures required by Rule 4-08(e) and the separate parent company financial statements required by Rule 5-04 of Regulation S-X are not required.

Note 11. Income Taxes, page F-25

9.	We note your response to comment 48. Please revise MD&A to provide disclosures similar to the information provided in your response. As required by ASC 740-30-50-2, please also disclose the amount of unrecognized deferred tax liability for temporary differences related to undistributed foreign subsidiaries or corporate joint ventures that are essentially permanent in duration or provide a statement that the determination of that liability is not practicable.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 78 of Submission #3. The amount of unrecognized deferred tax liability for temporary differences related to undistributed earnings of foreign subsidiaries or corporate joint ventures that are essentially permanent in duration for the period ended March 31, 2015 will be provided once the Company has updated its financial statements.

***

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey

Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq.

Wesley C. Holmes, Esq.

Ernst & Young Associates LLP

Kapil Jain